UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 16
April 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X              Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                 No X

Issued by Harmony Gold
Mining Company Limited
16 April 2010
For more details contact:
Graham Briggs
Chief Executive Officer

on +27(0)83 265 0274

or
Marian van der Walt
Executive : Corporate and
Investor Relations

on +27 (0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228
Restructuring for quality ounces continues
Closure of Virginia operations’ Harmony 2, Merriespruit 1 and Merriespruit 3 shafts
Johannesburg. Friday, 16 April 2010. Harmony Gold Mining Company Limited
announced that following careful review of the performance of its Harmony 2,
Merriespruit 1 and Merriespruit 3 shafts (all part of the Virginia operations), these assets have no remaining payable reserves and their closure has begun.

This action is in line with Harmony’s stated strategy to restructure for quality ounces, thereby improving its asset mix.

Employee representatives, through their trade unions, have been informed of the closures and management will embark on a formal consultation process with them, facilitated by a senior commissioner from the Commission for Conciliation, Mediation and Arbitration (CCMA) in terms of Section 189A of the Labour Relations Act, to consider alternatives to retrenchments. The number of employees affected by the closure is approximately 3 700.

Every effort will be made to mitigate the effects of closure. Steps to be considered may include transfers to other operations in the group, portable skills training and early retirement.

“While these operations have been in existence for almost 60 years and are very much a part of Harmony’s history, we have taken a thorough, informed decision that they have reached the end of their lives. We have indicated for some time that marginal, loss-making operations would have to close for the company’s greater good,” said Harmony CEO Graham Briggs.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:  April 16, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director